FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited
Financial Results for Fiscal Year 2011 First Quarter Ended September 30, 2010

Financial Highlights
•	Record-breaking quarterly revenues of $60.8 million, representing an increase of 59.3% compared to $38.2 million year-over-year

•	Gross margin at 34.8%, as compared to 37.2% year-over-year, and 33.9% quarter-over-quarter

•	Non-GAAP net income attributable to Hollysys of $10.4 million, as compared to $6.6 million and a 56.7% increase year-over-year

•	Record-breaking backlog balance at $255.3 million as of September 30, 2010, a 36.1% increase compared to $187.5 million year-over-year

•	Quarterly DSO of 111 days, as compared to 157 days year-over-year and 140 days quarter-over-quarter

Beijing, China – November 7, 2010 – Hollysys Automation Technologies, Ltd.  (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for its fiscal 2011 first quarter ended September 30, 2010 (see attached tables).

Dr. Changli Wang, Chairman and CEO of Hollysys, stated, “We are pleased to report the fiscal 2011 first quarter with solid operational performance.  I would like to discuss some of the key events that took place during this quarter.

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November 8, 2010

In this quarter, we continue to make strides in industrial automation, especially in PLC business expansion and DCS application in clean energy. By working more closely with power equipment suppliers, Hollysys is wining more contracts from international market through EPC. We are seeing tangible financial and operation results of increased R&D investment by pushing out newly developed products to the market, which in turn enhances Hollysys’ marketing capability and brand-name recognition as a total-solution provider.”

“During this quarter, we announced contract and bidding wins of 4 high-speed rail lines with an aggregated contract value of $32.6 million and total length of 1290 kilometers. It is the quality of our products, brand-name recognition, and speed to delivery under a tight schedule that played an important role in winning these projects. As China’s 12th five-year plan is being formulated with a much more expedited high-speed rail roll-out plan by the end of 2015, Hollysys will continue to leverage on its core competency to take its leading share in China’s high-speed rail build-out.

Dr. Wang continued, “I’d also like to take note of the exciting nuclear automation breakthrough achieved by our nuclear joint venture with China Guangdong Nuclear Power Holding Co., Ltd. Our nuclear JV has successfully completed the development of its proprietary nuclear island automation and control system, which is scheduled to be commercialized within the next two to three years. This achievement is another testament of our leading position in China’s nuclear automation and control market. Hollysys, together with its nuclear JV, will take their leading share in China’s aggressive nuclear build-out.

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November 8, 2010

Fiscal Year 2011 First Quarter Unaudited Financial Results Summary
To facilitate a clear understanding of Hollysys operational result, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS
	Three Months ended
	September 30, 2010	September 30, 2009	% Change

Revenues	$60,843	38,194	59.3%
Integrated Contract Revenue	$57,374	35,871	59.9%
Products Sales	$3,469	2,323	49.3%
Cost of Revenues	$39,662	23,983	65.4%
Gross Profit	$21,181	14,210	49.1%
Total Operating Expenses	$9,685	5,864	65.2%
Selling	$3,571	2,726	31.0%
General and Administrative	$3,772	2,427	55.4%
Research and Development	$4,326	2,853	51.6%
VAT refunds and government subsidy	$(1,984)	(2,142)	(7.4)%
Income from Operations	$11,496	8,346	37.7%
Other income, net	$1,470	150	886.2%
Share of net gains (losses) of equity investees	$(351)	236	(248.4)%
Interest expense, net	$(276)	(353)	(21.8)%
Income Tax Expenses	$1,943	820	137.0%
Non-GAAP Net income attributable to non-controlling interest	$8	930	(99.1)%
Non-GAAP Net Income attributable to Hollysys Automation Technologies Ltd.	$10,388	6,629	56.7%
Basic Non-GAAP EPS	$0.19	0.13	43.8%
Diluted Non-GAAP EPS	$0.19	0.13	43.6%

Stock-based Compensation Cost for Options	$131	131	-
Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$10,257	6,498	57.9%
Basic GAAP EPS	$0.19	0.13	44.8%
Diluted GAAP EPS	$0.19	0.13	44.6%

Basic Weighted Average Common Shares Outstanding	54,449,129	49,942,614	9.0%
Diluted Weighted Average Common Shares Outstanding	54,855,885	50,260,423	9.1%

Operational Results Analysis for the three months ended September 30, 2010

For the three months ended September 30, 2010, total revenues increased by 59.3% to $60.8 million, from $38.2 million in the comparable prior fiscal year period.  Of the total revenues, revenue from integrated contracts increased by 59.9% to $57.4 million, compared to $35.9 million for the same period of the prior year.  The Company’s integrated contract revenue by segment was as followings:

•	$31.0million, or 54.0%, related to Industrial Automation & Control, representing a 27.8% segment revenue growth year-over-year;

•
Rail and Subway was $25.3 million, or 44.1%, representing a 186.2% increase year over year; of which $10.3 million, or 18.0%, was from Rail Signaling and Control projects, and $15.0 million, or 26.1%, was from Subway Automation and Control; and

•	$1.1 million, or 1.9%, related to Nuclear Plant Control projects and miscellaneous, compared to $2.8 million year-over-year.

As a percentage of total revenues, overall gross margin was 34.8% for the three months ended September 30, 2010, as compared to 37.2% for the same period of last year. The gross margin for integrated contracts and product sales were 33.6% and 55.6% for the three months ended September 30, 2010, as compared to 34.3% and 82.8% for the same period of last year respectively.

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November 8, 2010

For the three months ended September 30, 2010, selling expenses were $3.6 million, compared to $2.7 million year over year, increased by $0.9 million, or 31.0%, which was mainly due to the Company’s expanded sales network and increased selling expenses.  As a percentage of total revenues, selling expenses were 5.9% and 7.1% for the three months ended September 30, 2010 and 2009, respectively.

General and administrative expenses, excluding non-cash stock-based compensation expense, were $3.8 million for the quarter ended September 30, 2010, representing an increase of $1.4 million, or 55.4%, as compared to $2.4 million for the prior year period, mainly due to an increase of $0.6 million in bad debt allowance and other expenses. As a percentage of total revenues, G&A expenses were 6.2% and 6.4% for the three months ended September 30, 2010 and 2009, respectively. Including the non-cash stock-based compensation cost of $131,000, general and administrative expenses were 3.9 million and 2.6 million for the quarter ended September 30, 2010 and 2009, respectively.

Research and development expenses were $4.3 million for the three months ended September 30, 2010, compared to $2.9 million for the same period of last year, increased by $1.4 million, or 51.6%, mainly due to the Company’s increased R&D activities. As a percentage of total revenue, R&D expenses were 7.1% and 7.5% for three months ended September 30, 2010 and 2009, respectively.

For the quarter ended September 30, 2010, the other income amounted to $1.5 million, of which $1.4 million was contributed by the gain on disposal of 29% interest in HollySys Information Technology Co. Ltd. which Hollysys will continue to own 20% after the transaction.

The share of net losses from equity investees were $0.4 million for the three months ended September 30, 2010, of which, a loss of $0.7 million was from Beijing Techenergy Ltd., the 50/50 joint venture between Hollysys and China Guangdong Nuclear Power Corp. that mainly engages in providing automation and control products and services to China’s nuclear industry.

For the three months ended September 30, 2010, the non-GAAP net income excluding non-cash stock compensation cost was $10.4 million, or $0.19 per diluted share based on 55 million shares outstanding. This represents an increase of $3.8 million, or 56.7%, over the $6.6 million, or $0.13 per share based on 50 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $10.3 million, or $0.19 per diluted share representing an increase of $3.8 million, or 57.9%, over the $6.5 million, or $0.13 per share reported in the prior year period.

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Backlog Highlights

Hollysys’ backlog as of September 30, 2010 was $255.3 million, compared to $252.9 million on June 30, 2010, and $187.5 million on September 30, 2009. The detailed breakdown of the backlog by segment is as followings:

(In USD million)

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2010-9-30		2010-6-30			2009-9-30
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation & Control	85.3	33.4%	85.9	34.0%	(0.7)%	62.6	33.4%	36.3%
Rail Automation & Control	62.9	24.6%	50.5	20.0%	24.5%	57.0	30.4%	10.4%
Subway Automation & Control	93.2	36.5%	106.2	42.0%	(12.2)%	64.3	34.3%	45.0%
Nuclear automation and control and miscellaneous	13.9	5.4%	10.2	4.0%	36.0%	3.7	2.0%	275.2%
Total	255.3	100.0%	252.9	100.0%	1.0%	187.5	100.0%	36.1%

Cash Flow Highlights
The net cash used in operating activities was $1.8 million for the three months ended September 30, 2010, mainly due to increased non-billable accounts receivables. Including investing and financing activities, the total net cash outflow for this quarter was $9.3 million. The majority of fixed assets purchases were related to the new facility.

Balance Sheet Highlights
As of September 30, 2010, Hollysys’ cash and cash equivalents were $110.2 million, compared to $119.5 million on June 30, 2010. Days Sales Outstanding (“DSO”) for this quarter is 111 days, as compared to 157 days year-over-year and 140 days quarter-over-quarter. Inventory turnover is 65 days for the three months ended September 30 2010, as compared to 75 days the prior year period.

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November 8, 2010

Outlook for FY 2011

Dr. Wang concluded, “Given another record-breaking backlog balance and strong pipeline across all of our business segments, we are reiterating our fiscal 2011 revenues and net income guidance of $233M to $237M and $38 million to $39 million respectively.”

Conference Call
Management will discuss the current status of the Company’s operations during a conference call at 8:00 AM ET/9:00 PM Beijing time on Monday, November 8, 2010. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call.  The conference call identification number is 21512627.

1-866-519-4004 (USA)
800-930-346 (HK)
800-819-0121 (China Landline)
400-620-8038 (China Mobile)
+ 65-67239381 (International)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,400 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

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November 8, 2010

SAFE HARBOUR:
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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November 8, 2010

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Manager of Investor Relations
(8610) 5898-1386
+1-646-593-8125
investors@hollysys.com

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November 8, 2010

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Three months ended September 30,
	2010	2009
	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$57,374,038	$35,870,551
Products sales	3,468,804	2,323,057
Total revenues	60,842,842	38,193,608

Cost of integrated contracts	38,122,947	23,583,744
Cost of products sold	1,539,062	399,578
Gross profit	21,180,833	14,210,286

Operating expenses
Selling	3,570,869	2,725,641
General and administrative	3,903,139	2,558,313
Research and development	4,325,887	2,853,279
VAT refunds and government subsidy	(1,983,715)	(2,141,880)
Total operating expenses	9,816,180	5,995,353

Income from operations	11,364,653	8,214,933

Other income, net	1,470,125	149,065
Share of net gains (losses) of equity investees	(350,543)	236,285
Interest expense, net	(275,815)	(352,803)
Income before income taxes	12,208,420	8,247,480

Income taxes expenses	1,943,004	819,998
Net income	10,265,416	7,427,482

Less: Net income attributable to non-controlling interest	7,991	929,924
Net income attributable to Hollysys Automation Technologies Ltd.	$10,257,425	$6,497,558

Weighted average number of common shares	54,449,129	49,942,614

Weighted average number of diluted common shares	54,855,885	50,260,423

Basic earnings per share attributable to Hollysys Automation Technologies Ltd.	0.19	0.13

Diluted earnings per share attributable to Hollysys Automation Technologies Ltd.	0.19	0.13

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November 8, 2010

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	September 30,	June 30,
	2010	2010
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$110,223,446	$119,501,945
Contract commitment deposit in banks	5,104,740	4,383,684
Accounts receivable, net of allowance for doubtful accounts of $9,411,259 and $8,408,318	67,216,021	64,384,519
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $1,256,336 and $1,102,016	81,989,156	60,928,056
Other receivables, net of allowance for doubtful accounts of $197,927 and $214,789	5,336,728	4,102,136
Advances to suppliers	7,523,462	10,676,175
Amount due from related parties	11,537,861	10,764,828
Inventories, net of provision of $2,811,087 and $2,393,546	28,120,204	23,554,331
Prepaid expenses	889,870	1,022,803
Tax refunds receivable	-	1,083,640
Deferred tax assets	589,997	956,969
Assets held for sale	8,534,792	-
Total current assets	327,066,277	301,359,086

Property, plant and equipment, net	59,421,550	65,345,618
Long term investments	14,829,360	17,348,159
Deferred tax assets	710,540	677,388

Total assets	402,027,727	384,730,251

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	-	1,472,559
Current portion of long-term loans	2,238,438	1,472,559
Bonds payable	11,938,338	11,780,471
Accounts payable	48,695,645	41,479,662
Deferred revenue	34,341,675	33,552,968
Accrued payroll and related expense	4,681,590	4,386,681
Income tax payable	1,626,514	1,496,796
Warranty liabilities	2,028,962	1,916,654
Other tax payables	12,843,882	10,632,611
Accrued liabilities	4,673,989	8,078,783
Amounts due to related parties	3,489,366	2,610,599
Deferred tax liabilities	579,184	-
Construction cost payable	8,468,957	12,562,565
Total current liabilities	135,606,540	131,442,908

Long-term bank loans	35,068,869	35,341,413

Total liabilities	170,675,409	166,784,321

Commitments and contingencies

Stockholder’s equity
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 54,449,129 and 54,449,129 shares issued and outstanding	54,450	54,450
Additional paid-in capital	138,882,181	138,751,162
Appropriated earnings	17,396,777	17,396,777
Retained earnings	53,648,616	43,391,191
Accumulated comprehensive income - translation adjustments	20,576,316	17,577,485
Total Hollysys Automation Technologies Ltd. stockholder’s equity	230,558,340	217,171,065

Non-controlling interest	793,978	774,865
Total equity	231,352,318	217,945,930

Total liabilities and stockholders' equity	$402,027,727	$384,730,251

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended September 30, 2010	Three months ended September 30, 2009
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$10,265,416	$7,427,482
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	948,077	615,738
Allowance for doubtful accounts	1,106,534	521,795
Provision (reversal) for inventories	385,466	(141,362)
Loss on disposal of property, plant and equipment	16,515	1,586
Gain on disposal of an equity investee	(1,428,371)	-
Share of net losses (gains) from equity investees	350,543	(236,285)
Amortization of expenses accrued for bond payable	15,595	15,303
Stock-based compensation	131,019	131,019
Deferred tax assets (liabilities), net	934,906	(617,628)
Changes in operating assets and liabilities:
Accounts receivable	(4,225,295)	(7,524,874)
Cost and estimated earnings in excess of billings	(19,017,836)	7,237,210
Inventories	(4,635,692)	(308,265)
Advance to suppliers	3,295,782	3,035,487
Other receivables	(1,159,880)	(112,321)
Deposits and other assets	515,322	1,423,083
Due from related parties	(301,566)	(2,256,376)
Accounts payable	6,496,162	(1,071,017)
Deferred revenue	339,071	4,888,504
Accruals and other payable	1,081,095	161,458
Due to related parties	(201,742)	799,150
Tax payable	3,276,607	291,010
Net cash provided by (used in) operating activities	(1,812,272)	14,280,697

Cash flows from investing activities:
Purchase of property, plant and equipment	(10,077,752)	(2,735,617)
Proceeds from disposing property, plant and equipment	5,303	1,623
Receipt from related parties	27	-
Proceeds from disposal of an equity investee	2,442,047	-
Acquisition of equity interest from non-controlling interest	-	(438,275)
Net cash used in investing activities	(7,630,375)	(3,172,269)

Cash flows from financing activities:
Repayments of short-term bank loans	(1,492,292)	(4,393,030)
Repayments of long-term bank loans	-	(5,125,201)
Net cash used in financing activities	(1,492,292)	(9,518,231)

Effect of foreign exchange rate changes	1,656,440	125,215
Net increase (decrease) in cash and cash equivalents	$(9,278,499)	$1,715,412

Cash and cash equivalents, beginning of period	$119,501,945	$128,882,666
Cash and cash equivalents, end of period	110,223,446	130,598,078

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Reconcile GAAP Net Income to Non-GAAP Net Income
The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

	Three months ended September 30,
	2010	2009
	(Unaudited)	(Unaudited)

Net income attributable to Hollysys Automation Technologies Ltd.	$10,257,425	$6,497,558
Adjustments:
Stock-based compensation cost for options	131,019	131,019
Non-Gaap Net Income attributable to Hollysys Automation Technologies Ltd.	$10,388,444	$6,628,577